CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form SB-2 of our report dated April, 15, 2004, except for the third paragraph of Note 1, as to which the date is February 13, 2006, relating to the consolidated financial statements of Banyan Corporation and subsidiaries, which contains an explanatory paragraph that describes substantial doubt about the Company’s ability to continue as a going concern, and to the reference to our Firm under the caption "Experts" in the Prospectus. However, we were dismissed by the Company on September 1, 2004, and we have not performed any auditing, review or accounting services subsequent to the audit of the December 31, 2003 consolidated financial statements.

GHP HORWATH, P.C.

Denver, Colorado
February 13, 2006